Via EDGAR
December 16, 2008
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for Nine Months Ended September 30, 2008 Filed November 10, 2008 File No. 000-12943
Ladies and Gentlemen:
                On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 2, 2008, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008 (the “10-K”), and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed on November 10, 2008 (the “10-Q”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Form 10-Q for Quarterly Period Ended September 30, 2008
Item 1. Condensed Consolidated Financial Statements
Notes to Consolidated Financial Statements
10. Acquisition Of Proprius, page 10
1.	On March 8, 2008 you acquired Proprius which did not have any approved products. You recognized goodwill of $26 million. It is not clear why recognition of goodwill is appropriate. Please provide us your analysis of EITF 98-3 demonstrating that your acquisition of Proprius was that of a business. Paragraph B36 of FAS 142 states that goodwill arises only in business combinations. Also explain why no other identifiable intangible assets besides in-process research and development were recognized.
Cypress Bioscience, Inc.     4350 Executive Drive     Suite 325     San Diego, California 92121     p/858-452-2323     f/858-452-1222     www.cypressbio.com

We utilized the guidance contained within EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, to assess and conclude on our accounting for the acquisition of Proprius Pharmaceuticals, Inc. (“Proprius”).
When determining whether an asset group constitutes a business, EITF 98-3 defines a business as: “A self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For an acquired set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the acquired set is separated from the seller, including the ability to sustain a revenue stream by providing its outputs to customers.”
In March 2008, we acquired 100% of the equity of Proprius. Proprius is a specialty pharmaceutical company that develops and commercializes therapeutics and diagnostics for rheumatoid arthritis, pain and other rheumatologic diseases. We acquired Proprius’ unique portfolio of proprietary, high-value personalized medicine laboratory services and therapeutic product candidates. Proprius’ portfolio includes a number of diagnostic, prognostic and predictive technologies designed to provide clinically meaningful, actionable information to enhance physicians’ care of patients with rheumatoid arthritis. As the therapeutic product candidates were not far advanced, no clinical data existed for one of these programs and limited clinical data existed for the other program. The rheumatology diagnostic platform was in-licensed from Prometheus. At the date of acquisition, Proprius’ diagnostic platform, otherwise known as personalized medicine services, was near commercialization. Several of the tests including the MTX Polyglutamation test, now referred to as AVISE PG, were in a stage where they could be marketed almost immediately, following completion of some remaining validation work to be performed. Proprius had clinically validated the diagnostic tests in patients and these tests were ready for commercialization. At the date of acquisition, the remaining validation work related to the diagnostic test consisted of re-running existing samples to ensure the current results were consistent with historical baseline results. This work did not represent a material technological hurdle and was completed in several weeks. Proprius’ lab was CLIA certified and was ready for use in a commercial capacity but because the lab was moved to a Cypress facility, we were required to notify the Department of Health Services in California and CLIA. The change was subsequently approved and the new license was provided shortly after Cypress provided the required notification. The cost to validate the lab was determined not to be significant but was considered an important element to be able to launch the tests commercially. The Proprius certified lab could be used for other diagnostic tests which could be in-licensed or developed internally. FDA approval was not necessary for commercialization of the diagnostic test. The remaining validation work on the diagnostic tests and the certification of the lab were determined to be minor and would not require significant investment. Cypress made the decision to launch the diagnostic services in October 2008 because there is an important conference for target physicians that occurs every October for which Cypress wanted to introduce the services. This timing was consistent with Proprius’ commercialization timing as Proprius recognized that this would be the ideal time to launch although they could have launched in early 2008.
As Cypress acquired 100% of the equity of Proprius, all intellectual property and rights to in-licenses of technology, including the necessary materials used to provide the diagnostic services, were assumed by or assigned to Cypress along with all the assets and liabilities of Proprius. Assets included lab equipment for research and commercialization of the diagnostic services as well as the intellectual property and know-how. Cypress also acquired the management team of Proprius. The acquired group of individuals has extensive experience in commercial organizations and specifically, in the diagnostic field, including Michael Walsh, Dr. Thierry Dervieux PhD., DABCC, and Patricia Swartwood. Michael Walsh joined Cypress as our Executive Vice President and Chief Commercial Officer. Mr. Walsh’s experience included being Director of Worldwide Marketing and Business Development, and Director of European Operations for Quidel Corporation. Mr. Walsh brought with him the experience of working in the rheumatology field, which meant that he had many relevant industry contacts, and the experience of actually running a commercial diagnostic business, including knowledge of all the various applicable rules and regulations. Dr. Thierry Dervieux PhD is a highly published expert in the area of rheumatology diagnostic tests and an expert at validating the diagnostic technology acquired through the acquisition of Proprius. Through Mr. Walsh, Mary Barry and Mariko Matsutani were also brought in as there are special technical skills required in processing and reporting results of the AVISE PG test. Mary Barry was consulting for Proprius at the time of the acquisition. Mary Barry and Mariko Matsutani both have the required education and experience, which includes having a clinical laboratory license, and are two individuals qualified to process and report the results of the AVISE PG Test. Patricia Swartwood also joined the Company to run the marketing department and has a wealth of commercial experience, with a particular focus on diagnostics.
At the date of acquisition, Proprius had completed the development stage of the personal medicine services and the missing elements to launch and sustain commercial operations consisted of the remaining validation work on the diagnostic tests, CLIA lab validation due to the moving of the lab, and a sales force. As discussed above, the validation work and the CLIA lab certification would not require significant investment or time, however, it was an important element in supporting the technical feasibility of the diagnostic test (i.e. if the lab wasn’t certified then the test could not be commercialized) and was completed within weeks. With the experience of the management team and the de minims investment, this validation process was considered to be routine. In order to launch the personal medicine services, the Company requires a sales force. The hiring of a 10- 12 person sales force to launch the services was determined to be routine and would be obtained with relative ease and would not require a significant investment. Due to the diagnostic tests being substantially ready for commercialization at the date of acquisition and the experience of the employees obtained to successfully launch the services shortly after the date of the acquisition, we determined that Proprius had the ability to obtain ready access to the customers that purchase the services.
We believe at the date of acquisition that we had acquired a business that included inputs, processes and outputs to generate revenues and to provide a return to investors.
We used a third party valuation firm to perform an independent valuation of the assets of Proprius. This analysis included consideration of the possible existence of intangible assets in the following areas: marketing, customer relationships, artistic creations, contracts and technology.
Although Proprius had marketing-related intangible assets, they did not represent a significant value with respect to the purchase price and therefore were not valued as part of the analysis. The analysis did not identify any customer relationships or artistic related intangible assets. The analysis did not reveal any significant contract-based intangible assets, other than licenses such as the in-license from Prometheus for the rheumatology diagnostic platform which are subsumed into the IPR&D valuations. The analysis did not assign value to Proprius’ CLIA lab as the Company had planned on moving the lab and would have to re-certify the lab and therefore, in accordance for FAS 141, as there was no intent to use the asset as it existed at the date of acquisition no value was assigned.
Because no customer was able to purchase the subject rheumatology diagnostic tests at the acquisition date, and because there was some uncertainty at the time of acquisition related to the successful launch of these tests given the re-validation efforts and the CLIA certification of the new lab space, we did not believe the diagnostic tests met the definition of technological feasibility or that the technology had alternative future uses and therefore, determined that the value of the diagnostic test and the early stage of the therapeutic products would be properly expensed as of the date of the acquisition as in-process research and development.

2. With regard to in-process research and development, revise your disclosure to indicate the portion assigned to each individually material project as required by paragraph 4.2.05 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities (“Practice Aid”). Also provide the disclosures required by paragraph 4.2.03 of the Practice Aid. Provide us with proposed disclosure.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission. We are proposing that the new text be included in our upcoming Form 10-K filing as it is the next filing we will make in which financial statements which are audited by our outside auditors, Ernst & Young LLP will be included. We have included in the revised text the portion of the purchase price assigned to each individually material project as required by paragraph 4.2.05 of the Practice Aid. In addition, to the extent not already provided in footnotes 10 and 11 to the Financial Statements and MD&A, we have provided additional disclosures required by paragraph 4.2.03 of the Practice Aid.
Proposed text to be inserted in Footnote 10 to the Financial Statements directly after purchase price allocation table (new text is underlined):
The amount allocated to in-process technology represents the fair value of acquired, to-be-completed research projects, including $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value. As of the acquisition date, these projects were not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amount allocated to in-process technology was charged to our consolidated statement of operations during the first quarter of 2008.
Proposed text to be inserted in MD&A in IPR&D discussion (new text is underlined):
In-Process Research and Development
     In-process research and development represents the fair value of acquired, to-be-completed research projects, including those related to personalized medicine services and therapeutic candidates, obtained in connection with the Proprius acquisition that had not reached technological feasibility at the acquisition date and are not expected to have an alternative future use. Accordingly, the $12.6 million of in-process research and development, consisting of $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates, was charged to our consolidated statement of operations during the first quarter of 2008. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value.
     The personalized medicine services required certain validation work prior to the anticipated launch in late 2008. The validation work was completed and our laboratory was certified prior to the October 2008 launch. The personalized medicine services are a unique, one of a kind technology that is being marketed to rheumatologists.
     The therapeutic products acquired from Proprius consisted of early clinical-stage candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. We are planning to launch proof of concept studies for both products in early 2009. Substantial additional research and development will be required prior to any of our acquired therapeutic programs reaching technological feasibility. In addition, once proof of concept studies are completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Due to the early stage of development for these therapeutic products, we are unable to estimate with certainty the time and investment required to develop these products. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. The successful development of Proprius’ therapeutic products could result in up to an additional $37.5 million in potential milestone-related payments.
* * *
     Cypress further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 799-9102 with any questions or further comments regarding our responses to the Staff’s comments.
Cypress Bioscience, Inc.
/s/ Denise Wheeler
Denise Wheeler
General Counsel

Cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Jodi Hernandez, Ernst & Young LLP
Matthew T. Browne, Esq. — Cooley Godward Kronish LLP